United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD Concludes Export Receivables Securitization Transaction

Rio de Janeiro, July 28, 2003 – Companhia Vale do Rio Doce (CVRD), the world´s largest exporter of iron ore and pellets, concluded a US$ 250 million export receivables securitization note issue with 10-year maturity, coupon rate of 4.43% per year and yield to maturity of 4.48% per year.

This note issue was structured by JP Morgan Securities Inc. and it was privately placed with investors according to rule 144 A/ Regulation S of the Securities and Exchange Commission (SEC). The CVRD note is guaranteed by MBIA Insurance Corporation. It is a single tranche issue rated AAA by Standard & Poors, Aaa by Moody’s and AAA by Fitch Ratings, based on the exceptional quality of CVRD as the originator of this transaction, on the solid portfolio of designated customers and on the built-in strength of the structure.

This transaction is part of a securitization program launched in September 2000 and it is supported by receivables generated from export sales of iron ore and pellets to six clients located in the United States, Continental Europe and Asia. On September 2000 CVRD issued US$ 300 million notes, in three tranches, with 7 to 10-year maturities.

The main terms of this transaction follows:

Principal (US$ million)	Maturity (years)	Grace Period (years)	Coupon (per annum)	Interest payment
250	10	2	4.43%	Quarterly

This transaction is in line with CVRD’s financial management focus on debt duration increase and reduction of its cost of capital.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: July 28, 2003	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer